Pricing supplement no. 810
*To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 7-I dated December 30, 2005*

Registration Statement No. 333-130051
Dated November 9, 2007
Rule 424(b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$1,105,000** **Return Enhanced Notes Linked to the Russell 2000® Index** **due December 12, 2008**

General

- The notes are designed for investors who seek a return of twice the appreciation of the Russell 2000® Index up to a maximum total return on the notes of 26.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 12, 2008[†].
- Payment is linked to the Russell 2000® Index as described below. You may lose some or all of your investment.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on November 9, 2007 and are expected to settle on or about November 15, 2007.

Key Terms

Index:	The Russell 2000® Index (the "Index")
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 26.00%. For example, if the Index Return is more than 13.00%, you will receive the Maximum Total Return on the notes of 26.00%, which entitles you to a maximum payment at maturity of $1,260 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Index Return} \times 2)]$$

	Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.

Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing level on the pricing date, which was 772.38.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	December 9, 2008[†]
Maturity Date:	December 12, 2008[†]
CUSIP:	48123MEE8

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 7-I.

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. 7-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$19.20	$980.80
Total	$1,105,000	$21,216	$1,083,784

(1) J.P. Morgan Securities, Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $19.20 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $10.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-19 of the accompanying product supplement no. 7-I.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $19.20 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 7-I dated December 30, 2005. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 29, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 7-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 7-I dated December 30, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002679/e23103pdf_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information About the Russell 2000® Index

U.S.-incorporated companies are eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 2000® Index. Beginning May 31, 2007, companies incorporated in the following countries/regions are also reviewed for eligibility: the Bahamas, Belize, Bermuda, the British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles and Panama. However, not all companies incorporated in these regions are eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index. Companies incorporated in these regions are specifically considered eligible for the Russell 2000® Index if the company meets one of the following criteria: (i) the headquarters is in the U.S. or (ii) the headquarters is also in the designated region/country, and the primary exchange for local shares is in the United States. ADRs are not eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 26.00%, or $1,260 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **DIVERSIFICATION OF THE RUSSELL 2000® INDEX** — The return on the notes is linked to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See "The Russell 2000® Index" in the accompanying product supplement no. 7-I.
- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 7-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 7-I dated December 30, 2005.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 26.00%, regardless of the appreciation in the Index, which may be significant.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 780 and reflect the Maximum Total Return on the notes of 26.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
1404.00	80.00%	26.00%
1287.00	65.00%	26.00%
1170.00	50.00%	26.00%
1092.00	40.00%	26.00%
975.00	25.00%	26.00%
936.00	20.00%	26.00%
897.00	15.00%	26.00%
881.40	13.00%	26.00%
858.00	10.00%	20.00%
819.00	5.00%	10.00%
799.50	2.50%	5.00%
780.00	**0.00%**	**0.00%**
741.00	-5.00%	-5.00%
702.00	-10.00%	-10.00%
624.00	-20.00%	-20.00%
546.00	-30.00%	-30.00%
468.00	-40.00%	-40.00%
390.00	-50.00%	-50.00%
312.00	-60.00%	-60.00%
234.00	-70.00%	-70.00%
156.00	-80.00%	-80.00%
78.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 780 to an Ending Index Level of 819.

Because the Ending Index Level of 819 is greater than the Initial Index Level of 780 and the Index Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 26.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Index increases from the Initial Index Level of 780 to an Ending Index Level of 897.

Because the Ending Index Level of 897 is greater than the Initial Index Level of 780 and the Index Return of 15% multiplied by 2 exceeds the Maximum Total Return of 26.00%, the investor receives a payment at maturity of $1,260 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 780 to an Ending Index Level of 624.

Because the Ending Index Level of 624 is less than the Initial Index Level of 780, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Historical Information

The following graph sets forth the historical weekly performance of the Russell 2000® Index based on the weekly Index closing level from January 4, 2002 through November 9, 2007. The Index closing level on November 9, 2007 was 772.38. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Historical Performance of the Russell 2000® Index

Source: Bloomberg